Exhibit 6.2

Audition Showdown Inc.

40 King Street West, Suite 1700

Toronto, ON, M5H 3Y2

January 1, 2020

Private and Confidential

Delivered Personally

Dear John McMahon:

Re: Offer of Employment

Audition Showdown Inc. (the “Company”) is pleased to offer you employment with us on the following terms and conditions:

Start Date:	Your employment with the Company will be effective as of January 1, 2020 (the “Start Date”); the terms of your employment will be effective as of the Start Date.

Position:	President and Chief Executive Officer

Wages:

During your active employment with the Company, your base pay will be $185,000 per year. All wages (less applicable withholdings and deductions) will be paid by direct deposit in accordance with the Company’s regular payroll.

You will be eligible to receive a performance bonus each year of up to $50,000.

Vacation:	The Company’s vacation policy coincides with the calendar year (that is, January 1 to December 31). You will be entitled to 2 weeks of paid vacation per year of employment, increasing to 3 weeks of paid vacation per year after 5 years of employment (including recognized prior service). All vacation is to be taken in the year that it is earned and will not carry forward from year to year except as approved by the Company.

Termination

The Company may terminate your employment at any time without just cause upon providing you with the greater of: three (3) months’ notice or pay in lieu of such notice; or the minimum notice or pay in lieu required by applicable law.

In either scenario, the Company will also provide you with any other minimum payments or entitlements (beyond notice or pay in lieu) that may be required by applicable law

Confidentiality	During the course of your employment with the Company, you will have access to and be entrusted with confidential information relating to the Company and its affiliates, and their customers, suppliers, licensees and employees (the “Confidential Information”), the particulars of which, if disclosed to competitors of the Company or to the general public, would be detrimental to the best interests of the Company. Information that the Company considers to be confidential includes, but is not limited to proprietary information, trade secrets, marketing strategy, intellectual property, competitor reports, fiscal budgets, wage or compensation information, and all of the Company’s agreements and contracts. You agree that the Confidential Information is the exclusive property of the Company, and that while employed by the Company and at all times thereafter, you will not, without the prior written consent of the Company, (a) reveal, disclose or make known any Confidential Information to any person; or (b) use the Confidential Information for any purpose except as authorized in the course of performing your employment duties. Violation of your confidentiality obligations shall result in immediate dismissal for just cause.

Property

You acknowledge that all systems, templates, documents, marketing/sales material, data, records, files, computer and programs, discs, tapes, printouts and other materials prepared or received by you during the course of your employment, including all Confidential Information, are and remain the property of the Company. All copies of such materials shall be returned to the Company by you upon termination of employment for any reason whatsoever.

You further acknowledge that all rights, title and interest in any intellectual property, and any improvements thereto, that you conceive, develop, invent, author, create or contribute to the creation or improvement of, in whole or in part, during the term of you employment are, will be and shall remain the exclusive property of the Company. You shall have no interest in any intellectual property, including without limitation, no interest in copyright, inventions, patents, patent applications, industrial design, industrial design applications, trade-marks, trade secrets, Confidential Information and any other form of intellectual property, notwithstanding that you may have conceived, developed, authored, created or contributed to the creation or improvement of the same, solely or jointly with others, at any time during the term of your employment

General

Unless specifically amended in writing and signed by the parties, the terms of employment set out in this offer will continue to apply notwithstanding the passage of time or any changes in your position, duties, reporting or other terms of employment.

Your rights under this Agreement cannot be assigned or transferred by you in any manner. The Company shall have the right to assign this Agreement (including any policies or agreements referenced in this Agreement) without consideration or advance notice to you, to its successors and assigns, including, without limitation, to any of its subsidiaries, affiliates or any related organization or to any purchaser of all or substantially all of the Company’s equity or assets.

This letter, together with the Company’s policies and procedures as they may be changed from time to time, shall constitute the entire agreement with respect to all matters relating to your employment with the Company. Any amendment to the terms of your employment or this letter must be in writing and signed by you and the Company.

***

We trust that the foregoing is to your satisfaction. If so, please confirm your acceptance of this offer of employment by signing below and returning an original of this letter to the Company.

Sincerely,

AUDITION SHOWDOWN INC.

Per:
Name:	Damian Lee
Title:	Director

ACCEPTANCE:

I have read, considered and understood and I hereby accept the terms and conditions described in this offer of employment. I acknowledge having been given an opportunity to obtain legal consultation and advice with respect to the terms and conditions herein, and I sign this letter freely and voluntarily with full understanding of its contents. This letter supersedes and replaces all other negotiations and/or agreements between the parties and, further, this letter and my employment with the Company have not been induced by any representations not contained herein.

John McMahon